FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Intersects High-Grade Mineralization in New Area of Focus Between Eastern and Main Extensions at Island Gold

Toronto, Ontario (May 9, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface and underground exploration and delineation drilling at the Island Gold Mine. Drilling in 2019 continues to extend high-grade gold mineralization across each of the Main, Western, and Eastern Extensions. All reported drill widths are true width of the mineralized zones, unless otherwise stated.

•
Eastern Extension: high-grade mineralization intersected in a previously untested area between the Eastern and Main Extensions, within a 500 metre (“m”) gap between Inferred Mineral Resource blocks. This area is only 1,000 m from surface and relatively close to existing infrastructure. New highlights include:

•	46.11 g/t Au (25.81 g/t cut) over 4.67m (MH18-03);

•
Main Extension: high-grade mineralization extended 65 m up-plunge (MH13-5) and 65 m down-plunge (MH17-04) from the nearest previously reported intersections. High-grade mineralization has been extended over 1,000 m east of current mine workings and remains open along strike to the east and both up and down-plunge. New highlights include:

•	71.17 g/t Au (24.53 g/t cut) over 5.10 m (MH13-5);

•	40.75 g/t Au (34.01 g/t cut) over 5.15 m (MH17-04); and

•	30.01 g/t Au (15.13 g/t cut) over 4.96 m (MH12-5).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to 225 g/t Au for Main and Extension 1 areas, and 160 g/t Au for Extension 2 Area.
“Drill results continue to demonstrate the tremendous growth potential of the Island Gold deposit across multiple areas of focus. The Main Extension continues to grow and we see excellent potential for this to continue with more than 90% of our exploration drill holes intersecting gold mineralization along the Island Gold Main Zone. We are also particulary excited about the potential between the Main and Eastern Extensions having intersected high-grade mineralization in an area that has seen very little drilling to date. We have started to close the gap between high grade resources in both areas and see excellent potential for this to continue,” said John A. McCluskey, President and Chief Executive Officer.

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2019 Drilling Program - Island Gold Mine
The focus of the 2019 exploration drilling program is to continue to expand the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone (Figure 1).
The ongoing exploration program at Island Gold has been successful in extending high grade gold mineralization across each of the Main, Western, and Eastern Extensions. This has translated into significant growth in Mineral Reserves and Resources since the November 2017 acquisition of Island Gold as follows (Mineral Reserves and Resources as of December 31, 2018; see press release dated February 19, 2019):

▪
Mineral Reserves have increased 467,000 ounces before mining depletion, or 255,000 ounces net of mining depletion, to 1.0 million ounces with Mineral Reserve grades increasing 12% (3.0 million tonnes (“mt”) grading 10.28 g/t Au)

▪	Measured and Indicated Mineral Resources have increased 115%, or 105,000 ounces, to 196,000 ounces with grades increasing 48% (0.7 mt grading 8.77 g/t Au)

▪	Inferred Mineral Resources have increased 58%, or 577,000 ounces, to 1.6 million ounces with grades increasing 15% (4.2 mt grading 11.71 g/t Au)
A total of 29,832 m of drilling in 99 holes has been completed thus far in 2019. This includes 13,992 m of surface directional exploration drilling, 1,119 m of regional exploration drilling, 5,804 m of underground exploration drilling and 8,917 m of underground delineation drilling. New highlight intercepts can be found in Figures 1 to 4 and Tables 1 to 3 at the end of this news release.
The 2019 drill program includes 48,000 m of surface directional exploration drilling, 30,000 m of underground exploration drilling, 35,000 m of delineation drilling, and 917 m of exploration drift development.
Surface and Underground Exploration Drilling
Eastern Extension
Surface directional drilling within the Eastern Extension is focused on testing the area down-plunge and to the east of known Inferred Resource blocks, between the 850 m and 1150 m vertical depths, and previously reported high-grade intersections approximately 350 m further to the east (Figure 3).
Three drill holes have been completed in this area to date in 2019, with drill hole MH18-03 intersecting 46.11 g/t Au (25.81 g/t cut) over 4.67m. This intersection is 200 m down-plunge from the closest Inferred Mineral Resources in the Eastern Extension, and 300 m vertically above Inferred Mineral Resources defined in the eastern down-plunge extent of the Main Extension. Testing the potential continuity of high-grade mineralization between the Eastern and Main Extensions will be an ongoing focus in 2019 with this area having seen limited drilling to date. Two surface directional diamond drill rigs are active in this area, and will continue with 75 to 100 m spaced step-out drilling. New highlights from the surface drilling program include (E1E-Zone) (Table 1):

•	46.11 g/t Au (25.81 g/t cut) over 4.67 m (MH18-03);

•	4.45 g/t Au (4.45 g/t cut) over 10.24 m (MH18-02); and

•	6.03 g/t Au (6.03 g/t cut) over 3.65 m (MH18-01).

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Main Extension
Surface directional drilling to date in 2019 has been successful in further extending gold mineralization with drill hole spacing ranging from 50 to 100 m (Figure 2). Gold mineralization has now been extended one kilometre to the east of existing mine workings. This east plunging high-grade ore shoot remains open laterally, up and down-plunge.
New highlights from the surface and underground exploration drill results include (E1E-Zone) (Tables 1 and 2):

•	71.17 g/t Au (24.53 g/t cut) over 5.10 m (MH13-5);

•	40.75 g/t Au (34.01 g/t cut) over 5.15 m (MH17-04);

•	30.01 g/t Au (15.13 g/t cut) over 4.96 m (MH12-5);

•	38.42 g/t Au (23.78 g/t cut) over 2.75 m (840-548-11);

•	17.52 g/t Au (16.97 g/t cut) over 2.81 m (MH17-03); and

•	12.91 g/t Au (12.91 g/t cut) over 4.57 m (840-548-10).

Drill hole MH13-5 (71.17 g/t Au (24.53 g/t cut) over 5.10 m), returned one of the best surface directional interesections to date in the Main Extension and also extended high-grade mineralization 65 m up-plunge from the nearest previously drilled intercept.
Drill holes MH17-03 (17.52 g/t Au (16.97 g/t cut) over 2.81m) and MH17-04 (40.75 g/t Au (34.01 g/t cut) over 5.15 m) extended high-grade gold mineralization 50 m further to the east of the nearest previously drilled intercepts, MH13 (118.58 g/t Au (53.51 g/t cut) over 6.66 m) and MH17-01 (56.60 g/t Au (50.87 g/t cut) over 5.66 m).
Drill hole MH17-05, drilled a further 50 m to the east of MH17-03 and MH17-04, also intersected gold mineralization (2.25 g/t Au over 6.72 m) within the same zone. Despite the lower grades, visible gold associated with quartz veining was observed in this interval, confirming presence of gold mineralization another 50 m further to the east.
The 2019 exploration program will continue to focus on further extending high-grade mineralization with the objective of defining additional Mineral Resources in this area. Underground exploration drilling has also commenced from the 840 level exploration drift with the objective of testing the area between the Main Extension Inferred Mineral Resources and the Eastern Extension Mineral Reserve and Resource blocks above. Three surface directional diamond drill rigs remain active in the Main Extension target area.
Western Extension
Surface drilling in the Western Extension area (Figure 4) has continued to extend high-grade mineralization laterally and down-plunge from existing Inferred Mineral Resources. Drill hole MH16-04 intersected 5.14 g/t Au (5.14 g/t cut) over 5.28 m, extending mineralization an additional 75 m from previously reported drill hole MH16-03 (152.07 g/t Au (35.74 g/t cut) over 5.00m). One surface directional diamond drill rig is active in this area. In addition, underground exploration drilling commenced from the 450 diamond drill bay in the main ramp and was successful in extending high-grade gold mineralization 50 m to the west of the existing Mineral Reserves. Highlights from the new surface and underground drill results include (C-Zone) (Tables 1 and 2):

•	31.62 g/t Au (31.62 g/t cut) over 3.22 m (450-467-85);

•	10.43 g/t Au (10.43 g/t cut) over 3.34 m (450-467-86); and

•	5.14 g/t Au (5.14 g/t cut) over 5.28 m (MH16-04).

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Underground Delineation Drilling
Underground delineation drilling is also being carried out from the 450 drill bay and from the 580 and 840 levels, with the focus on converting Inferred Mineral Resources to Indicated Mineral Resources.
New highlight drill intercepts include (Table 3):

•	38.99 g/t Au (24.86 g/t cut) over 3.60 m (840-548-18);

•	35.61 g/t Au (29.75 g/t cut) over 3.31 m (840-548-03);

•	22.57 g/t Au (18.74 g/t cut) over 4.56 m (840-542-60);

•	22.44 g/t Au (22.44 g/t cut) over 4.55 m (840-548-05);

•	37.59 g/t Au (37.59 g/t cut) over 2.21 m (580-473-07);

•	13.00 g/t Au (9.60 g/t cut) over 6.38 m (840-542-61);

•	13.38 g/t Au (13.38 g/t cut) over 5.35 m (840-548-14);

•	4.88 g/t Au (4.88 g/t cut) over 7.92 m (840-542-63);

•	16.11 g/t Au (16.11 g/t cut) over 2.18 m (580-473-13); and

•	11.31 g/t Au (11.31 g/t cut) over 3.09 m (840-548-02).
The results from the infill delineation drilling within existing Inferred Mineral Resource blocks continue to confirm the continuity of the high-grade gold mineralization and are expected to support the conversion of the Mineral Resources to Mineral Reserves in these areas.
Other Zones
The Island Gold Deposit consists of a number of subparallel mineralized zones, with the majority of Mineral Reserves and Resources being defined in the C Zone and E1E Zones which constitutes the main production horizons at the Island Gold mine.
Highlights of new intersections in parallel zones and zones in which the lateral continuity is not yet established (“Unknown Zone”) include (Tables 1, 2 and 3):

•	29.13 g/t Au (29.13 g/t cut) over 2.80 m (MH17-04);

•	27.07 g/t Au (27.07 g/t cut) over 2.40 m (MH17-03);

•	17.56 g/t Au (17.56 g/t cut) over 2.50 m (840-548-14); and

•	12.38 g/t Au (12.38 g/t cut) over 2.60 m (840-548-01).

Note: Reported composite intervals are core lengths
Additional drilling will be required to further evaluate these high-grade intersections and their potential in both the footwall and hanging wall of the main C and E1E Zones.
Surface Regional Exploration Drilling
As part of the 2018 regional exploration drilling program, two drill holes were started late in 2018 and completed in 2019. This included drill hole AR-415-04 which intersected 9.31 g/t over 3.31 m, approximately 250 m west from the most westernly Inferred Mineral Resource block of the Island Gold Deposit. This gold-bearing structure has similar alteration and mineralization that is associated with gold mineralization at the Island Gold Mine within the Goudreau Deformation Zone.

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Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Assays for the delineation and exploration drilling were completed at LabExpert in Rouyn-Noranda, Quebec. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance. Cross check assays are done on a regular basis in a second accredited laboratory. The Quality Assurance / Quality Control procedures are more completely described in the Technical Report filed on SEDAR by Richmont Mines, July 13, 2017.

Upcoming Catalysts and News Flow

•	Q2 2019 - Young-Davidson and Island Gold Site Tours

•	Mid-2019 - Lynn Lake Optimization Study

•	H2 2019 - La Yaqui Grande EIA Approval

•	H2 2019 - Cerro Pelon Construction Update

•	H2 2019 - Kirazlý Construction Update

•	H2 2019 - Island Gold Phase II Expansion Permit

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", “believe", "anticipate", "plan",, “forecast”, "estimate", "intend", “budget” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements in this news release include the statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to Proven and Probable Mineral Reserves, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical

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characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions readers not to place undue reliance on the forward-looking statements which are not guarantees of future events as a number of factors could cause results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the forward-looking statements. These factors include, but are not limited to: risks related to obtaining and maintaining necessary permits, licenses and authorizations required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, employee and community relations,the speculative nature of mineral exploration and development, contests over title to properties, changes in national and local government legislation, control and regulations and and fluctuations of the price of gold and foreign exchange rates as well as those factors discussed in the section entitled "Risk Factors" in Alamos' latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
All of the forward-looking statements made in this news release are qualified by these cautionary statements.
Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in the Securities Exchange Commission (the “SEC”) Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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Table 1: Island Gold - Previously Unreleased Select Composite Intervals from Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Main Island and Extension 1 areas @ 225 g/t Au; Extension 2 Area @ 160 g/t Au

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
MH12-5	E1E	Main Ext	1517.40	1523.40	6.00	4.96	30.01	15.13	1367
MH13-4	E1E	Main Ext	1515.10	1517.70	2.60	2.55	9.89	9.89	1300
MH13-5	E1E	Main Ext	1518.50	1523.60	5.10	5.10	71.17	24.53	1277
MH14-6	E1E	Main Ext	1520.20	1532.80	12.60	10.52	3.85	3.85	1380
MH17-03	E1E	Main Ext	1545.90	1549.00	3.10	2.81	17.52	16.97	1313
MH17-04	E1E	Main Ext	1569.10	1575.40	6.30	5.15	40.75	34.01	1384
MH17-05	G	Main Ext	1492.60	1495.60	3.00	2.90	7.58	7.58	1288
MH18-01	E1E	Eastern Ext	1086.20	1090.70	4.50	3.65	6.03	6.03	956
MH18-02	E1E	Eastern Ext	1127.50	1140.90	13.40	10.24	4.45	4.45	1025
MH18-03	E1E	Eastern Ext	1107.70	1113.80	6.10	4.67	46.11	25.81	991
AR-415-04	C	Western Ext	833.70	838.30	4.60	3.31	9.31	9.31	689
MH16-03	G1	Western Ext	1398.10	1404.00	5.90	4.44	16.22	16.22	1252
MH16-04	G	Western Ext	1478.99	1484.34	5.35	4.40	7.28	7.28	1338
MH16-04	C	Western Ext	1498.50	1504.90	6.40	5.28	5.14	5.14	1355
MH16-05	C	Western Ext	1458.10	1461.25	3.15	2.62	4.07	4.07	1294

MH13-3	Unknown	Main Ext	1592.50	1593.20	0.70		25.69	25.69	1413
MH17-03	Unknown	Main Ext	1624.00	1629.50	5.50		3.40	3.40	1377
MH17-03	Unknown	Main Ext	1653.00	1655.40	2.40		27.07	27.07	1400
MH17-04	Unknown	Main Ext	1595.20	1598.00	2.80		29.13	29.13	1406
MH16-01	Unknown	Western Ext	1175.00	1179.50	4.50		5.89	5.89	1036
MH16-02	Unknown	Western Ext	1221.50	1224.60	3.10		9.55	9.55	1082
MH16-02	Unknown	Western Ext	1299.00	1300.70	1.70		12.46	12.46	1142

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established and therefore true width has not been calculated.

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Table 2: Island Gold - Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Main Island and Extension 1 areas @ 225 g/t Au; Extension 2 Area @ 160 g/t Au

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
450-467-85	C	Western Ext	199.80	203.85	4.05	3.22	31.62	31.62	503
450-467-86	C	Western Ext	188.00	192.00	4.00	3.34	10.43	10.43	485
840-548-06	E1E	Main Ext	178.20	181.60	3.40	2.69	3.42	3.42	902
840-548-10	E1E	Main Ext	159.80	164.80	5.00	4.57	12.91	12.91	871
840-548-11	E1E	Main Ext	265.90	270.55	4.65	2.75	38.42	23.78	1030
840-548-16	E1E	Main Ext	244.00	246.70	2.70	2.02	8.73	8.73	1004
840-548-20	E1E	Main Ext	149.00	151.30	2.30	2.08	3.67	3.67	851

840-548-01	Unknown	Main Ext	81.80	84.40	2.60		12.38	12.38	899

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established and therefore true width has not been calculated.

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Table 3: Island Gold - Previously Unreleased Select Composite Intervals from Underground Delineation Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Main Island and Extension 1 areas @ 225 g/t Au; Extension 2 Area @ 160 g/t Au

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
840-542-60	E1E	Main Ext	303.92	315.00	11.08	4.56	22.57	18.74	1080
840-542-61	E1E	Main Ext	301.00	314.20	13.20	6.38	13.00	9.60	1085
840-542-63	E1E	Main Ext	285.00	300.50	15.50	7.92	4.88	4.88	1066
840-548-02	E1E	Main Ext	233.80	238.30	4.50	3.09	11.31	11.31	986
840-548-03	E1E	Main Ext	225.60	230.20	4.60	3.31	35.61	29.75	973
840-548-04	E1E	Main Ext	209.00	212.30	3.30	2.40	7.32	7.32	946
840-548-05	E1E	Main Ext	195.00	200.80	5.80	4.55	22.44	22.44	925
840-548-13	E1E	Main Ext	214.00	218.65	4.65	3.28	8.67	8.67	954
840-548-14	E1E	Main Ext	198.12	205.83	7.71	5.35	13.38	13.38	933
840-548-17	E1E	Main Ext	234.70	237.70	3.00	2.10	8.30	8.30	979
840-548-18	E1E	Main Ext	222.25	227.50	5.25	3.60	38.99	24.86	957
450-467-87	C	Western Ext	188.55	192.50	3.95	3.29	3.44	3.44	505
580-473-07	C	Western Ext	68.70	71.45	2.75	2.21	37.59	37.59	539
580-473-13	C	Western Ext	58.60	61.00	2.40	2.18	16.11	16.11	546
450-467-64	D1	Western Ext	209.15	211.93	2.78	1.79	5.45	5.45	569

840-548-04	Unknown	Main Ext	94.50	97.50	3.00		6.76	6.76	891
840-548-14	Unknown	Main Ext	100.44	102.94	2.50		17.56	17.56	890
450-467-87	Unknown	Western Ext	202.00	204.42	2.42		10.02	10.02	508

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established and therefore true width has not been calculated.

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Table 4: Surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting	UTM Northing	UTM Elevation (m)	Comments
AR-415-01	5	-69	1100	689995	5350898	386
AR-415-02	337	-66	1046	689995	5350898	386
AR-415-03	319	-70	1142	689994	5350897	385
AR-415-04	356	-60	1127	689995	5350898	386
MH12-4	337	-70	888	691310	5350975	394	Cut from MH12-3 at 968m
MH12-5	337	-70	579	691310	5350975	394	Cut from MH12-4 at 1070m
MH12-6	337	-70	837	691522	5351123	394	Cut from MH12-5 at 1025m
MH13-3	337	-72	688	692074	5351046	389	Cut from MH13-1 at 1051m
MH13-4	337	-72	685	692074	5351046	389	Cut from MH13-1 at 979m
MH13-5	336	-72	688	692074	5351046	389	Cut from MH13-4 at 961m
MH14-3	338	-85	932	691522	5351123	394	Cut from MH14-1 at 852m
MH14-4	228	-85	808	691522	5351123	394	Cut from MH14-3 at 880m
MH14-6	3	-68	1422	691522	5351123	394	Cut from MH14 at 209m
MH16-01	337	-73	1584	691002	5350845	387
MH16-02	337	-73	656	691002	5350845	387	Cut from MH16-01 at 936m
MH16-03	337	-73	579	691002	5350845	387	Cut from MH16-02 at 980m
MH16-04	337	-73	827	691002	5350845	387	Cut from MH16-03 at 828m
MH16-05	337	-73	1087	691002	5350845	387	Cut from MH16-01 at 517m
MH17-03	334	-73	924	692320	5351076	395	Cut from MH17-02 at 884m
MH17-04	334	-73	767	692320	5351076	395	Cut from MH17-03 at 959m
MH17-05	334	-73	966	692320	5351076	395	Cut from MH17-01 at 839m
MH18-01	339	-75	1259	691886	5351456	400
MH18-02	339	-75	741	691886	5351456	400	Cut from MH18-01 at 666m
MH18-03	339	-75	732	691886	5351456	400	Cut from MH18-02 at 539m

Note: UTM mine surface elevation 382 m

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 5: Underground drill holes; azimuth, dip, drilled length, and collar location (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting	UTM Northing	UTM Elevation (m)
450-467-59	148	-27	255	690222	5351667	-70
450-467-64	144	-36	306	690224	5351667	-70
450-467-84	200	-21	249	690221	5351667	-70
450-467-85	200	-16	241	690221	5351667	-70
450-467-86	198	-11	222	690222	5351667	-70
450-467-87	195	-18	228	690222	5351667	-70
450-467-88	192	-21	263	690222	5351667	-70
450-467-90	194	-2	207	690222	5351667	-69
580-473-04	210	11	90	690327	5351562	-202
580-473-07	206	38	87	690327	5351562	-200
580-473-13	188	37	72	690328	5351562	-200
620-543-72	158	11	156	690967	5351872	-226
635-521-05	144	8	90	690801	5351699	-267
635-521-06	143	28	90	690801	5351699	-266
635-521-07	137	45	96	690801	5351699	-265
840-542-51	171	-34	246	690972	5351831	-466
840-542-59	166	-47	318	690972	5351831	-466
840-542-60	152	-47	330	690972	5351831	-466
840-542-61	173	-49	369	690972	5351831	-466
840-542-62	149	-50	375	690972	5351831	-466
840-542-63	172	-48	360	690972	5351831	-466
840-548-01	162	-39	282	691029	5351853	-464
840-548-02	162	-36	270	691029	5351853	-464
840-548-03	162	-34	252	691029	5351853	-464
840-548-04	164	-28	240	691029	5351853	-464
840-548-05	162	-24	225	691029	5351853	-464
840-548-06	162	-18	210	691029	5351853	-464
840-548-09	160	-47	345	691029	5351853	-464
840-548-10	160	-9	189	691029	5351853	-464
840-548-11	157	-43	312	691029	5351853	-464
840-548-13	157	-32	234	691029	5351853	-464
840-548-14	156	-27	234	691029	5351853	-464
840-548-15	157	7	180	691029	5351853	-464
840-548-16	151	-38	282	691029	5351853	-464
840-548-17	151	-34	270	691029	5351853	-464
840-548-18	151	-30	252	691029	5351853	-464
840-548-20	149	-2	192	691029	5351853	-464
840-548-21	149	21	210	691029	5351853	-464

Note: UTM mine surface elevation 382 m

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine Longitudinal

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold Mine Longitudinal - Main Extension

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Island Gold Mine Longitudinal - Eastern Extension

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: Island Gold Mine Longitudinal - Western Extension

15 | ALAMOS GOLD INC